UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
July 2026
Commission File Number 001-04546

UNILEVER PLC
(Translation of registrant’s name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F
This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on
Form F-3 (File No. 333-273447, No. 333-273447-01, No. 333-273447-02 and No. 333-273447-03) of Unilever PLC, Unilever
United States, Inc., Unilever Capital Corporation and Unilever Finance Netherlands B.V. and the registration statements on Form S-8 (File Nos. 333-277922, 333-268754, 333-185299 and 333-103491-01) of Unilever PLC and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

Date: 28 July 2026	By:	/s/ P. Kakkad
		Name :	P. Kakkad
		Title:	Chief Legal Officer and Group Company Secretary
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

2026 First Half Results
Desire at Scale powering strong H1 performance

First Half Key Highlights
•Strong, volume‑led growth – underlying sales growth (USG) of 4.8%, with 4.2% volume and 0.6% price; acceleration in
Q2 to USG of 5.8% and 5.5% volume growth
•Power Brands (78% of turnover) leading growth – 6.0% USG and 5.4% volume growth
•Turnover €25.6 billion, up 0.5% – operational performance and net acquisitions more than offset adverse currency
•Underlying operating margin 20.3%, up 10bps – gross margin at 46.8% with competitive brand and marketing investment at 16.1%
•Underlying EPS increased 2.4% – diluted EPS decreased (2.5)%
•€800 million productivity programme completed ahead of plan
•Quarterly dividend up 3% vs Q2 2025; €1.5 billion share buyback completed
•Unilever Foods separation on track – on 23 July McCormick announced planned operating model and executive team of the combined company, along with secondary listing location in London

First Half Key Figures

Underlying performance			GAAP measures
(unaudited)	2026	vs 2025(b)		2026	vs 2025(b)
First Half
Underlying sales growth (USG)		4.8%	Turnover	€25.6bn	0.5%
Beauty & Wellbeing		5.9%	Beauty & Wellbeing	€6.5bn	0.3%
Personal Care		4.8%	Personal Care	€6.8bn	4.2%
Home Care		7.6%	Home Care	€6.0bn	1.5%
Foods		1.2%	Foods	€6.3bn	(4.0)%
Underlying operating profit	€5.2bn	0.9%	Operating profit	€4.9bn	2.6%
Underlying operating margin	20.3%	10bps	Operating margin	19.1%	40bps
Underlying earnings per share	€1.61	2.4%	Diluted earnings per share	€1.38	(2.5)%
Free cash flow	€1.5bn	€0.5bn	Net profit	€3.3bn	(3.5)%
Second Quarter
USG		5.8%	Turnover	€13.0bn	3.8%
Quarterly dividend payable in September 2026 (a)			€0.4664	per share(b)
(a)See note 9 for more information on dividends
(b)2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group

Chief Executive Officer Statement
"We have delivered a strong volume-led performance in the first half, with a significant step-up in the second quarter -
the best volume quarter at Unilever in over a decade. Our Power Brands continued to outperform, with all Business
Groups delivering volume-led growth. Emerging markets showed momentum - India, Indonesia and Latin America all delivered strong growth - while North America again outperformed its market.
These results show our ability to continue performing while transforming our portfolio. Our brands are stronger, our execution is sharper and we are driving Desire at Scale. Our combination of Foods with McCormick is progressing well and will unlock significant value, making Unilever a focused pureplay HPC company, while giving Foods the platform to thrive as part of a global powerhouse in flavour.
The macroeconomic environment remains uncertain, but our consistency, discipline and strong first half performance give us confidence that we are well positioned to deliver our upgraded full year outlook."
Fernando Fernandez
*Reflecting H1 2025 UVG of 1.2%.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Outlook
Following strong performance in the first half, we have upgraded our outlook for 2026:
We expect underlying sales growth for full year 2026 to be within our multi-year guidance range of 4% to 6%, with around 3% underlying volume growth.
We expect underlying sales growth in the second half of 4% to 5%, led by pricing.
We anticipate a modest improvement in underlying operating margin for full year 2026 versus 20.0% in 2025.

First Half Review: Unilever Group
Growth

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change
First Half	€25.6bn	4.8%	4.2%	0.6%	0.7%	(4.9)%	0.5%
Second Quarter	€13.0bn	5.8%	5.5%	0.2%	0.6%	(2.4)%	3.8%
Underlying sales growth (USG) in the first half was 4.8%, with 4.2% from volume and 0.6% from price, accelerating in the second quarter to 5.8% USG, led by 5.5% volume. On a two-year average basis, volume growth in the first half was 2.7%*.
Power Brands continued to lead growth, delivering 6.0% USG with 5.4% volume.
All Business Groups delivered volume-led growth in the first half. Performance was led by HPC, with Beauty & Wellbeing,
Personal Care and Home Care growth all accelerating in the second quarter. Underlying price growth was lower in the second quarter due to three temporary factors: strong Personal Care pricing comparators, planned FIFA World Cup
2026™ promotional activity, and the carryover impact of 2025 Home Care actions to restore competitive price gaps in
Brazil. We expect underlying price growth to accelerate in the second half as commodity-driven pricing continues to land in market.
•Beauty & Wellbeing: 5.9% USG with 4.5% volume and 1.3% price. This was led by double-digit growth in the largest
Power Brands Dove, Sunsilk and Vaseline, alongside strong growth in our prestige beauty brands. Wellbeing grew low-single digit, with improved growth in the second quarter.
•Personal Care: 4.8% USG with 4.1% volume and 0.7% price. Skin cleansing and deodorants both delivered mid-single digit growth, supported by strong performance from Dove’s premium innovations and our FIFA World Cup 2026™
related campaigns and activations in the second quarter.
•Home Care: 7.6% USG with 7.4% volume and 0.2% price, led by our largest markets, India and Brazil. Growth accelerated in the second quarter driven by emerging markets, which delivered double-digit USG and volume.
Developed markets grew low-single digit in the first half.
•Foods: 1.2% USG with 1.2% volume and flat price. Growth was led by emerging markets, while developed markets declined reflecting a softer market environment and increased competition in US condiments, where we are taking steps to correct share loss in new growth segments within premium and avocado mayonnaise. Unilever Food
Solutions grew low-single digit.
Developed markets (40% of group turnover) underlying sales grew 1.5%, with 1.9% volume. Growth was led by North
America, while Europe remained subdued. Growth improved to 2.0% in the second quarter, with 2.8% volume.
•North America: 2.7% USG with 3.2% volume and (0.5)% price. We continued to outperform the market on volume with strong performances from Personal Care and our prestige beauty brands. While Foods was below expectations, overall growth in North America improved to 3.6% in the second quarter with 4.4% volume.
•Europe: (0.9)% USG with (0.2)% volume and (0.6)% price, driven by soft markets and price in Foods. Beauty & Wellbeing and Personal Care grew, and Home Care gained share while lapping a high-single digit volume comparator in the first half of 2025.
Emerging markets (60% of group turnover) underlying sales grew 7.0%, with 5.8% volume, led by broad-based strength across Asia Pacific Africa and Latin America. Growth accelerated to 8.3% in the second quarter, with 7.4% volume.
•India: 8% USG with 6% volume. Performance was broad-based with continued market share gains, led by double-digit growth in Beauty & Wellbeing and Home Care. Growth accelerated to 10% in the second quarter as both Home Care and hair care reached their highest ever market shares.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

First Half Review: Unilever Group (continued)
•China: mid-single digit USG driven by strong premium innovation, and digital and e-commerce execution. Beauty &
Wellbeing led growth, with all Business Groups growing.
•Indonesia: 7% USG driven by focus on high growth segments, social-first demand generation and go-to-market transformation. Growth was broad-based, with double-digit growth in Home Care and Beauty & Wellbeing.
•Latin America: 7.6% USG with 5.7% volume and 1.7% price. This strong growth reflected the corrective actions taken last year in Brazil, which grew double-digit in the second quarter, and strong double-digit growth in Argentina with mid-single digit volume. Mexico grew volume low-single digit. Growth accelerated in the second quarter to 8.9%, with 8.8% volume.
Turnover was €25.6 billion, up 0.5% versus the prior year, including 0.7% from acquisitions net of disposals and (4.9)% from currency. In the second quarter, the adverse impact from currency was lower at (2.4)%.
Profitability

(unaudited)	UOP	UOP growth	UOM%	Change in UOM	OP	OP growth	OM%	Change in OM
First Half	€5.2bn	0.9%	20.3%	10bps	€4.9bn	2.6%	19.1%	40bps
Underlying operating profit was €5.2 billion, up 0.9% versus the prior year, with operational performance partially offset by currency headwinds. Underlying operating margin was up 10bps at 20.3%, with healthy gross margins of 46.8% and continued competitive investment behind our brands at 16.1% of turnover.
•Gross margin was 70bps lower at 46.8%, reflecting the benefits of volume leverage and productivity, offset by commodity inflation and calibrated pricing. This was particularly pronounced in Home Care. We also invested in planned promotions to support our FIFA World Cup 2026™ campaigns. We expect our gross margin percentage in the second half to be broadly similar to the first half in absolute terms, as price growth accelerates.
•Brand and marketing investment (BMI) was broadly stable at 16.1% of turnover, down 10bps, as we continued to invest competitively behind our brands following the significant step up in BMI over recent years. Our investment continues to be focused on our Power Brands.
•Overheads improved strongly, by 70bps, driven by the delivery of our productivity programme ahead of plan and continued cost discipline across the organisation.
Operating profit was €4.9 billion, up 2.6% versus the first half of 2025, reflecting operational performance and lower restructuring costs.
Productivity programme
Our €800 million productivity programme, launched in 2024 to simplify the business and remove stranded overheads related to Ice Cream, was completed ahead of schedule.
Unilever Foods combination with McCormick
In March 2026, we announced an agreement to combine Unilever’s Foods business with McCormick, unlocking value by shaping Unilever into a leading pureplay HPC company and creating a global flavour powerhouse in Foods.
Separation and integration work is progressing well, led by dedicated project teams. Workstreams are underway including around carve-out financials, tax and anti-trust, synergy delivery, and integration.
On 23 July 2026, McCormick announced the planned operating model and executive team of the combined company, along with the secondary listing location in London.
We expect completion by mid-2027 at the latest, subject to McCormick shareholder approval, receipt of required regulatory approvals and the satisfaction of other customary closing conditions. Works Council consultation is underway and will also be completed prior to closing of the transaction.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

First Half Review: Unilever Group (continued)
Capital allocation
Our capital allocation priorities remain unchanged. We will invest in the growth and productivity of Unilever as a priority.
Alongside this we will continue to reshape our portfolio through bolt-on acquisitions and selective disposals, return capital to shareholders through our attractive dividend and use surplus cash to fund share buybacks.
The quarterly dividend for the second quarter is €0.4664, in line with the Q1 2026 dividend and up 3.0% versus the second quarter of 2025.
In June 2026, the €1.5 billion share buyback programme announced in February 2026 was completed. As stated in the
Unilever Foods announcement, on 31 March 2026, cash receipts from the separation along with operational performance are expected to support a total of €6 billion of share buybacks between 2026 and 2029.
During the first half we have also undertaken targeted acquisitions and divestments to access growth opportunities in our priority areas and to focus on fewer, bigger and more scalable brands.
•January 2026: Unilever announced the agreement to sell our Home Care businesses in Colombia and Ecuador. The transactions are expected to close during 2026.
•February 2026: Unilever completed the sale of Graze.
•March 2026: Unilever completed the sale of our Indonesia Tea Business.
•April 2026: Unilever completed the sale of our 61.9% stake in Kwality Wall’s (India) Limited to The Magnum Ice Cream
Company (TMICC).
•April 2026: Unilever completed the sale of our 55% stake in the Portuguese ice cream joint venture to TMICC.
•June 2026: Unilever completed the acquisition of Grüns, the fast-growing VMS company with a leading position in the
US Greens Supplement category.
Update on Non-Executive Director Appointment
Belén Garijo López has informed Unilever that she will no longer be able to take up her position as an independent Non-
Executive Director, which was expected to take effect during 2027. Belén was appointed as CEO of Sanofi in May 2026 and it is anticipated that, as a result of this appointment, she will no longer have the time available to commit to a role as an independent Non-Executive Director of Unilever.

Conference Call
Following the release of this trading statement on 28 July 2026 at 7:00 AM (UK time), there will be a webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.
A replay of the webcast and the slides of the presentation will be made available after the live meeting.

Upcoming Events

Date	Events
4 September 2026	Hindustan Unilever Investor Event 2026 (Mumbai, India)
28 October 2026	Q3 2026 Trading Statement
4 November 2026	Unilever Investor Event 2026 (New York, USA)
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

First Half Review: Business Groups

	First Half 2026						Second Quarter 2026
(unaudited)	Turnover	USG	UVG	UPG	UOM	Change in UOM	Turnover	USG	UVG	UPG
Unilever	€25.6bn	4.8%	4.2%	0.6%	20.3%	10bps	€13.0bn	5.8%	5.5%	0.2%
Beauty & Wellbeing	€6.5bn	5.9%	4.5%	1.3%	19.5%	10bps	€3.4bn	8.1%	6.9%	1.1%
Personal Care	€6.8bn	4.8%	4.1%	0.7%	22.2%	10bps	€3.5bn	5.9%	6.8%	(0.9)%
Home Care	€6.0bn	7.6%	7.4%	0.2%	15.8%	30bps	€3.0bn	9.1%	8.6%	0.5%
Foods	€6.3bn	1.2%	1.2%	—%	23.3%	0bps	€3.1bn	0.2%	(0.1)%	0.2%
Beauty & Wellbeing (25% of Group turnover)

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.5bn	5.9%	4.5%	1.3%	0.8%	(6.0)%	0.3%	19.5%	10bps
Second Quarter	€3.4bn	8.1%	6.9%	1.1%	1.0%	(3.2)%	5.7%
Beauty & Wellbeing underlying sales grew 5.9%, with 4.5% from volume and 1.3% from price. Growth was led by our Power
Brands Dove, Sunsilk and Vaseline, which all delivered double-digit volume-led growth, alongside strong performance from our prestige beauty brands. By region, emerging markets delivered consistent high-single digit growth over the first half, with developed markets accelerating in the second quarter to mid-single digit growth.
•Hair Care delivered high-single digit growth, with mid-single digit volume and low-single digit price. Dove grew double-digit led by its premium innovations, including the Fibre Repair technology range, while our ultra-premium hair care brand, K18, delivered very strong double-digit growth driven by its biotechnology-led innovations. In emerging markets, Sunsilk and Clear accelerated over the first half, with double-digit growth in the second quarter, while in the US, Dove’s strong delivery and TRESemmé’s improvement led to high-single digit growth in the second quarter.
•Skin Care grew low-single digit, driven by volume. Our portfolio continued to premiumise with double-digit growth in Vaseline driven by premium innovations, while our prestige beauty brands accelerated further over the first half, with particularly strong performances from Paula's Choice, Hourglass and Tatcha in the second quarter. This was partially offset by a softer performance in Asia Pacific Africa.
•Wellbeing grew low-single digit, led by volume, with improved growth in the second quarter. Liquid I.V. grew high-
single digit, with double-digit growth in the second quarter reflecting the timing of shipments and good execution.
Olly grew double-digit, driven by momentum in emerging markets, digital channels and distribution gains. Nutrafol customer retention remains strong and actions are underway to optimise new customer conversion, including with
Nutrafol as a complement to a GLP-1 regimen.
Underlying operating profit was €1.3 billion, up 1.0% versus the prior year. Underlying operating margin increased 10bps to
19.5% as an improvement in overheads was partially offset by a decline in gross margins and an increase in brand and marketing investment behind our Power Brands and premium innovations.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

First Half Review: Business Groups (continued)
Personal Care (27% of Group turnover)

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.8bn	4.8%	4.1%	0.7%	4.0%	(4.5)%	4.2%	22.2%	10bps
Second Quarter	€3.5bn	5.9%	6.8%	(0.9)%	3.3%	(2.0)%	7.3%
Personal Care underlying sales grew 4.8%, with 4.1% from volume and 0.7% from price. Our largest brand, Dove, grew high-
single digit with good performances in both deodorants and skin cleansing. By region, the US and emerging markets grew mid-single digit, while Europe grew low-single digit. Performance in the second quarter was supported by the success of our FIFA World Cup 2026™ related campaigns and activations. Price growth reflected strong price comparators and planned promotional activity in the second quarter, but is expected to increase in the second half due to higher commodity costs.
•Deodorants grew mid-single digit, with mid-single digit growth in both developed and emerging markets. The US grew high-single digit supported by share gains. Growth in Brazil was high-single digit in the second quarter, led by volume, following our actions to improve format mix and reset shelf space.
•Skin Cleansing grew mid-single digit, led by volume. Dove grew high-single digit supported by the success of its premium Serum Body Wash, while Lux grew mid-single digit with premium innovations including a new fragrance-led range in China. By region, mid-single digit growth in emerging markets and in the US was partially offset by a flat performance in Europe.
•Oral Care grew low-single digit, with balanced volume and price.
Underlying operating profit was €1.5 billion, up 4.8% versus the prior year. Underlying operating margin increased 10bps to
22.2% as investments in FIFA World Cup 2026™ related marketing and promotions partially offset the benefits from lower overheads.
Home Care (23% of Group turnover)

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.0bn	7.6%	7.4%	0.2%	(0.5)%	(5.2)%	1.5%	15.8%	30bps
Second Quarter	€3.0bn	9.1%	8.6%	0.5%	(0.7)%	(3.0)%	5.0%
Home Care underlying sales grew 7.6%, with 7.4% from volume and 0.2% from price. This strong performance was broad-
based across categories and geographies and supported by share gains, including India reaching its highest ever Home
Care share. In our top two markets, we delivered double-digit growth in India and high-single digit growth in Brazil. Power
Brands delivered strong performances, including double-digit growth from Cif and high-single digit growth from Dirt Is
Good, Comfort, Sunlight, Domestos and Radiant. By region, emerging markets grew high-single digit while developed markets grew low-single digit. In the second quarter, commodity-driven price increases were partially offset by the carryover impacts from corrective actions to restore price gaps in Brazil during 2025.
•Fabric Cleaning grew high-single digit, with strong performances across its largest markets. India delivered double-
digit growth in the first half, with balanced volume and price in the second quarter following commodity-linked price rises. Brazil and Indonesia delivered double-digit growth in the second quarter supported by premium innovations and strong in-market execution. Our second quarter delivery also benefitted from our supply security and balance sheet strength relative to local competitors.
•Home & Hygiene delivered mid-single digit growth, led by volume. Cif grew double-digit and Domestos grew high-
single digit driven by premium innovations.
•Fabric Enhancers grew high-single digit led by volume. Comfort delivered high-single digit volume-led growth, supported by premium formats and fragrance-led innovation.
Underlying operating profit was €0.9 billion, up 3.2% versus the prior year. Underlying operating margin increased 30bps to 15.8% as significant pressure from commodity and foreign exchange headwinds led to a gross margin decline, which was more than offset by disciplined brand investment and improved overheads.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

First Half Review: Business Groups (continued)
Foods (25% of Group turnover)

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.3bn	1.2%	1.2%	—%	(1.5)%	(3.7)%	(4.0)%	23.3%	0bps
Second Quarter	€3.1bn	0.2%	(0.1)%	0.2%	(1.4)%	(1.5)%	(2.7)%
Foods underlying sales grew 1.2%, with 1.2% volume and flat price. This was led by broad-based growth in emerging markets. In the second quarter, growth was below our expectations reflecting softer conditions in developed markets and increased competition in US condiments. India grew mid-single digit led by double-digit growth in Horlicks. Unilever
Food Solutions delivered low-single digit volume-led growth with good progress in its largest markets, China and the US, supported by continued investment in expanding our go-to-market footprint. Foods growth is expected to accelerate in the second half of the year, led by innovation and improved developed market performance.
•Cooking Aids was flat, with flat volume and price. Knorr grew low-single digit as good performance in emerging markets, in particular across Asia Pacific Africa, was partially offset by declines in developed markets due to category softness.
•Condiments delivered low-single digit growth, led by volume. Hellmann’s grew volume low-single digit with continued strong momentum in emerging markets including Brazil and Asia Pacific Africa. In the US condiments category, we are taking steps to correct recent share loss in new growth segments within premium and avocado mayonnaise. Growth is expected to improve in the second half led by innovation and commodity-driven price increases.
•Unilever Food Solutions grew low-single digit, led by volume. China delivered low-single digit growth reflecting increased reach and penetration and gradual improvements in away-from-home consumption. US grew mid-single digit, driven by volume, reflecting our strong customer proposition.
Underlying operating profit was €1.5 billion, down (4.3)% versus the prior year. Underlying operating margin was flat, as a decline in gross margin, linked to commodity cost inflation and increased investment in our value proposition, was offset by a slight improvement in overheads, while brand and marketing investment remained well above the peer average.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

First Half Review: Geographical Areas

	First Half 2026				Second Quarter 2026
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€25.6bn	4.8%	4.2%	0.6%	€13.0bn	5.8%	5.5%	0.2%
Asia Pacific Africa	€11.3bn	7.3%	6.1%	1.2%	€5.7bn	8.8%	7.2%	1.5%
The Americas	€9.7bn	4.6%	4.2%	0.4%	€5.1bn	5.7%	6.2%	(0.5)%
Europe	€4.6bn	(0.9)%	(0.2)%	(0.6)%	€2.2bn	(1.3)%	0.3%	(1.6)%

	First Half 2026				Second Quarter 2026
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€15.4bn	7.0%	5.8%	1.2%	€7.8bn	8.3%	7.4%	0.9%
Developed markets	€10.2bn	1.5%	1.9%	(0.4)%	€5.2bn	2.0%	2.8%	(0.8)%
North America	€5.7bn	2.7%	3.2%	(0.5)%	€3.0bn	3.6%	4.4%	(0.9)%
Latin America	€4.0bn	7.6%	5.7%	1.7%	€2.1bn	8.9%	8.8%	0.1%
Asia Pacific Africa (44% of Group turnover)
Underlying sales growth was 7.3%, with 6.1% from volume and 1.2% from price.
•India grew 8% on a consolidated basis, with 6% volume. Beauty & Wellbeing and Home Care both grew double-digit and were volume-led. Personal Care and Foods each grew mid-single digit. Growth accelerated to 10% in the second quarter, with balanced volume and price, as we continued to gain market share in value and volume. In the second quarter, both Home Care and hair care reached their highest ever market shares. Horlicks grew double-digit driven by innovation.
•China grew mid-single digit, led by Beauty & Wellbeing with all Business Groups growing. Our accelerated premiumisation and an expanding presence in fast-growing channels continued to improve performance, although the market remained soft.
•Indonesia grew 7%, with the second quarter marking its fourth consecutive quarter of growth, driven by focus on high growth segments, social-first demand generation and go-to-market transformation, with improved execution and share performance. Growth was broad-based across Business Groups, led by double-digit growth in Home Care and
Beauty & Wellbeing.
•Africa grew mid-single digit led by volume with double-digit volume growth in Beauty & Wellbeing and Home Care.
The Americas (38% of Group turnover)
Underlying sales growth was 4.6%, with 4.2% volume and 0.4% from price.
•North America grew 2.7%, with 3.2% volume and (0.5)% from price, in a soft market environment. Growth was ahead of the market reflecting the benefits of the multi-year shift of our portfolio towards Beauty & Wellbeing and Personal
Care. Growth accelerated to 3.6% in the second quarter with 4.4% volume. Growth was led by our prestige brands, skin cleansing and deodorants. In deodorants, strong growth helped reclaim US market leadership. Foods was below expectations driven by a softer pricing environment and increased competition in condiments, where we are taking action to strengthen performance in the second half.
•Latin America grew 7.6% with 5.7% volume. The strong return to growth reflects the impact from corrective actions taken in the second half of last year and a stabilising consumer environment. Growth was broad-based and led by volume across Business Groups, including double-digit volume growth in Home Care. Brazil, our largest market, returned to strong, volume-led growth, driven by a recovery in fabric liquids and improving momentum in deodorants behind Rexona and our FIFA World Cup 2026™ activations. Brazil tax reforms are expected to bring lower prices from the start of next year, which may lead to some temporary retailer stock reductions in the fourth quarter.
Argentina grew strong double-digit with mid-single digit volume, while Mexico grew volume low-single digit led by
Personal Care.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

First Half Review: Geographical Areas (continued)
Europe (18% of Group turnover)
Underlying sales growth was (0.9)%, with (0.2)% from volume and (0.6)% from price.
•Europe declined (0.9)% reflecting a continued soft market environment and price in Foods. Beauty & Wellbeing and
Personal Care both grew low-single digit. Home Care continued to gain share, with growth impacted by lapping a strong high-single digit volume comparator in 2025. Performance was uneven across markets, with growth in France,
Italy and the Netherlands more than offset by declines in Germany and Eastern Europe.
*Calculated on a rolling twelve-month basis.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Additional commentary on the financial statements - First Half
Finance costs and tax
Net finance costs increased by €25 million to €302 million. This was largely driven by a higher cost of debt which was partially offset by higher pension income. As a result, net finance costs were 2.5% on average net debt. For the full year
2026, we expect net finance costs of less than 3% on average net debt.
The underlying effective tax rate for the first half increased to 26.0% from 25.6% in the prior year, due primarily to lower benefits from tax settlements compared to 2025 and other one-off items. The effective tax rate was 30.3%, up from 26.3%
in the prior year, reflecting the adverse impacts on our 2026 effective tax rate arising from the separation of the Ice
Cream business in 2025. For the full year 2026, our guidance for the underlying effective tax rate remains around 26%.
Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates was €140 million, a decrease of €6 million compared to 2025. Other income from non-current investments was €21 million, versus €(31) million in the prior year, due to better performance from non-
current investments, lower currency headwinds, and gains on disposal from an Indian Joint Venture.
Earnings per share
Underlying earnings per share increased 2.4% to €1.61, including (6.0)% of adverse currency. The increase excluding adverse currency reflects good operational performance and a reduction in the average number of shares driven by the share buyback programme, which contributed 0.7%. Diluted earnings per share of €1.38 decreased by (2.5)% versus the prior year.
Restructuring costs
Restructuring costs were €131 million in the first half, a decrease from €265 million in the prior year. For full year 2026, we anticipate restructuring costs of around 1.0% of turnover.
Free cash flow
Free cash flow in the first half of 2026 was €1.5 billion, versus €1.1 billion delivered in the first half of 2025. The increase reflected slightly higher operating profit and an improvement in working capital, as we lapped elevated prior-year outflows. These benefits were partly offset by higher income tax and an increase in capital expenditure. For the full year
2026, we continue to expect cash conversion of around 100%.
Net debt
Closing net debt was €26.0 billion compared to €23.1 billion at 31 December 2025. This translated into a net debt /
underlying EBITDA ratio of 2.3x*. The increase in net debt was driven by dividends paid and the €1.5 billion share buyback programme executed during the first half, which was partially offset by free cash flow delivery. For the full year 2026, we expect net debt / underlying EBITDA ratio of around 2x.
Pensions
Pension assets net of liabilities were in surplus of €3.7 billion at 30 June 2026, versus a surplus of €3.5 billion at the end of
2025. The increase was primarily driven by good returns from growth assets while increases in interest rates reduced liabilities more than assets.
Share buyback programme
In February 2026, we announced a share buyback programme of up to €1.5 billion to commence in the second quarter of
2026. The programme commenced on 30 April 2026 and was completed on 5 June 2026. We repurchased 30,703,780 ordinary shares.
As stated in the Unilever Foods announcement, on 31 March 2026, cash receipts from the separation along with operational performance are expected to support a total of €6 billion of share buybacks between 2026 and 2029.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Additional commentary on the financial statements - First Half (continued)
Finance and liquidity
In the first six months of 2026, the following note matured and was repaid:
•February: €500 million 0.750% fixed rate note
On 30 June 2026, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and
€2,600 million with a 364-day term out. In June 2026, Unilever signed additional undrawn revolving 364-day bilateral credit facilities of €2,000 million.
Discontinued operations
Following the demerger on 6 December 2025, the Group’s Ice Cream business was presented as a discontinued operation in the 2025 Annual Report and Accounts, including markets sold after 31 December 2025. Discontinued operations for
2026 includes the financial performance of the markets sold during 2026, India and Portugal, which was a net loss of
€11 million. The related gain on disposal of €299 million was also recognised within discontinued operations.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Non-GAAP measures
Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.
Unless specifically mentioned, our non-GAAP measures for 2026 and comparative periods are presented on a continuing operations basis.
Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29.
The table below shows exchange rate movements in our key markets.

	Half year average rate in 2026	Half year average rate in 2025
Brazilian real (€1 = BRL)	6.013	6.281
Chinese yuan (€1 = CNY)	8.015	7.895
Indian rupee (€1 = INR)	108.565	93.749
Indonesia rupiah (€1 = IDR)	20,046	17,874
Mexican peso (€1 = MXN)	20.414	21.788
Philippine peso (€1 = PHP)	69.928	62.192
Turkish lira (€1 = TRY)	52.003	40.649
UK pound sterling (€1 = GBP)	0.868	0.842
US dollar (€1 = US$)	1.167	1.088
Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date.
Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Non-GAAP measures (continued)
The reconciliation of changes in the GAAP measure of turnover to USG is as follows:

(unaudited)	Beauty & Wellbeing	Personal Care	Home Care	Foods	Total
Second Quarter
Turnover (€ million)
2025	3,219	3,296	2,865	3,187	12,567
2026	3,403	3,535	3,009	3,099	13,046
Turnover growth (%)	5.7	7.3	5.0	(2.7)	3.8
Effect of acquisitions (%)	1.1	3.4	–	–	1.2
Effect of disposals (%)	(0.2)	–	(0.7)	(1.4)	(0.6)
Effect of currency-related items (%), of which:	(3.2)	(2.0)	(3.0)	(1.5)	(2.4)
Exchange rates changes (%)	(3.5)	(2.4)	(3.6)	(1.7)	(2.8)
Extreme price growth in hyperinflationary markets* (%)	0.3	0.4	0.6	0.2	0.4
Underlying sales growth (%)	8.1	5.9	9.1	0.2	5.8
First Half
Turnover (€ million)
2025	6,489	6,545	5,904	6,568	25,506
2026	6,509	6,817	5,992	6,305	25,623
Turnover growth (%)	0.3	4.2	1.5	(4.0)	0.5
Effect of acquisitions (%)	0.9	4.0	–	–	1.3
Effect of disposals (%)	(0.2)	–	(0.5)	(1.5)	(0.5)
Effect of currency-related items (%), of which:	(6.0)	(4.5)	(5.2)	(3.7)	(4.9)
Exchange rates changes (%)	(6.2)	(4.9)	(5.7)	(3.9)	(5.1)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.4	0.5	0.2	0.3
Underlying sales growth (%)	5.9	4.8	7.6	1.2	4.8

(unaudited)	Asia Pacific Africa	The Americas	Europe	Total
Second Quarter
Turnover (€ million)
2025	5,531	4,680	2,356	12,567
2026	5,694	5,067	2,285	13,046
Turnover growth (%)	2.9	8.3	(3.0)	3.8
Effect of acquisitions (%)	0.1	3.1	–	1.2
Effect of disposals (%)	(0.2)	(0.6)	(1.4)	(0.6)
Effect of currency-related items (%), of which:	(5.2)	–	(0.4)	(2.4)
Exchange rates changes (%)	(5.8)	(0.3)	(0.4)	(2.8)
Extreme price growth in hyperinflationary markets* (%)	0.6	0.3	–	0.4
Underlying sales growth (%)	8.8	5.7	(1.3)	5.8
First Half
Turnover (€ million)
2025	11,400	9,424	4,682	25,506
2026	11,298	9,756	4,569	25,623
Turnover growth (%)	(0.9)	3.5	(2.4)	0.5
Effect of acquisitions (%)	0.2	3.0	0.5	1.3
Effect of disposals (%)	(0.2)	(0.4)	(1.6)	(0.5)
Effect of currency-related items (%), of which:	(7.7)	(3.5)	(0.4)	(4.9)
Exchange rates changes (%)	(8.2)	(3.7)	(0.4)	(5.1)
Extreme price growth in hyperinflationary markets* (%)	0.5	0.3	–	0.3
Underlying sales growth (%)	7.3	4.6	(0.9)	4.8
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.
Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Non-GAAP measures (continued)
Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and
(ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above.
Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices.
Non-underlying items
Some of our non-GAAP measures are adjusted to exclude items defined as non-underlying. Management considers non-
underlying items to be significant, unusual or non-recurring in nature and so believe that separately identifying them helps users to better understand the financial performance of the Group from period to period.
•Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other approved one-off items within operating profit classified here due to their nature and frequency.
•Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
•Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-
underlying items not in operating profit but within net profit after tax.
Consequently, within underlying operating profit we exclude the following items:
•Restructuring costs are costs that are directly attributable to a restructuring project. Management define a restructuring project as a strategic, major initiative that delivers cost savings and materially change either the scope of the business or the manner in which the business is conducted.
•Acquisitions and disposal related costs are costs that are directly attributable to a business acquisition or disposal project.
•Impairment of assets including goodwill, intangible assets and property, plant and equipment.
•Gains or losses from the disposal of group companies which arise from business disposal projects.
•Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Non-GAAP measures (continued)
The breakdown of non-underlying items is shown below:

€ million	First Half
(unaudited)	2026	2025(f)
Non-underlying items within operating profit before tax	(308)	(386)
Acquisition and disposal-related costs(a)	(180)	(117)
Gain on disposal of group companies(b)	70	47
Restructuring costs(c)	(131)	(265)
Impairments	(13)	(42)
Other(d)	(54)	(9)
Tax on non-underlying items within operating profit	10	81
Non-underlying items within operating profit after tax	(298)	(305)
Non-underlying items not in operating profit but within net profit before tax	(85)	(25)
Net monetary loss arising from hyperinflationary economies	(85)	(25)
Tax impact of non-underlying items not in operating profit but within net profit, including non-underlying tax items(e)	(99)	(5)
Non-underlying items not in operating profit but within net profit after tax	(184)	(30)
Non-underlying items after tax	(482)	(335)
Attributable to:
Non-controlling interests	2	(9)
Shareholders’ equity	(484)	(326)
(a)2026 includes a charge of €98 million relating to the ongoing foods separation project and €23 million related to the Ice Cream separation, 2025 includes a charge of €59 million relating to the revaluation of the minority interest liability of Nutrafol and Oziva.
(b)2026 net gain arises from the disposals of Sariwangi brand and Home Care business in Central America and Caribbean. 2025 net gain arises from the disposals of Conimex and Mondamin Sweets.
(c)The majority of the cost incurred relates to one-off technology and supply chain projects, with the remaining spend relating to the company wide
Productivity Programme that was launched in 2024 to support margin improvement through specific interventions.
(d)Other includes a charge for the settlement of cases reached during the year with plaintiff law firms, and an estimated amount for potential future claims relating to litigation arising from products which are no longer manufactured and sold by the Group.
(e)2026 includes the impact of tax paid on the settlement arising from the internal structuring of Ice Cream business prior to demerger.
(f)2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group.
Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	First Half
(unaudited)	2026	2025(a)
Operating profit	4,885	4,762
Non-underlying items within operating profit	308	386
Underlying operating profit	5,193	5,148
Turnover	25,623	25,506
Operating margin (%)	19.1	18.7
Underlying operating margin (%)	20.3	20.2
  (a) 2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Non-GAAP measures (continued)
Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	First Half
(unaudited)	2026	2025(a)
Taxation	1,368	1,164
Tax impact of:
Non-underlying items within operating profit	10	81
Non-underlying items not in operating profit but within net profit	(99)	(5)
Taxation before tax impact of non-underlying items	1,279	1,240
Profit before taxation	4,659	4,575
Share of net profit of joint ventures and associates	(140)	(146)
Profit before tax excluding share of net profit of joint ventures and associates	4,519	4,429
Non-underlying items within operating profit before tax	308	386
Non-underlying items not in operating profit but within net profit before tax	85	25
Profit before tax excluding non-underlying items before tax and share of net profit of joint ventures and associates	4,912	4,840
Effective tax rate (%)	30.3	26.3
Underlying effective tax rate (%)	26.0	25.6
  (a) 2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group
Underlying earnings per share
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’
equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items.
This measure reflects the underlying earnings for each share unit of the Group. Refer to note 5 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders' equity. For 2025, the number of shares used in the calculation has been adjusted for the impact of the share consolidation that took place in December
2025, as if it took place at the start of each period presented.
The reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders' equity is as follows:

€ million	First Half
(unaudited)	2026	2025(a)
Net profit	3,291	3,411
Non-controlling interest	(267)	(286)
Net profit attributable to shareholders’ equity - used for basic and diluted earnings per share	3,024	3,125
Post-tax impact of non-underlying items attributable to shareholders’ equity	484	326
Underlying profit attributable to shareholders’ equity - used for basic and diluted earnings per share	3,508	3,451
Diluted average number of shares (millions of share units)	2,183	2,200
Diluted EPS (€)	1.38	1.42
Underlying EPS – diluted (€)	1.61	1.57
  (a) 2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Non-GAAP measures (continued)
Net debt
Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.
The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at 30 June 2026	As at 31 December 2025	As at 30 June 2025
(unaudited)
Total financial liabilities	(32,110)	(28,278)	(32,025)
Current financial liabilities	(8,142)	(2,582)	(7,155)
Non-current financial liabilities	(23,968)	(25,696)	(24,870)
Cash and cash equivalents as per balance sheet	4,726	3,941	4,344
Cash and cash equivalents as per cash flow statement	4,671	3,870	4,268
Add: bank overdrafts deducted therein	55	65	70
Less: cash and cash equivalents held for sale	–	6	6
Other current financial assets	1,322	1,121	1,123
Non-current financial asset derivatives that relate to financial liabilities	101	140	203
Net debt	(25,961)	(23,076)	(26,355)
Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)
Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We only use UEBITDA to assess our leverage level, which is expressed as net debt to UEBITDA. UEBITDA for 2025 is presented on a continuing results and therefore will show a different leverage level compared to what has been previously reported. The reconciliation of operating profit to
UEBITDA is as follows:

€ million	First Half
(unaudited)	2026	2025(a)
Net profit from continuing operations	3,291	3,411
Net finance costs	302	277
Net monetary loss arising from hyperinflationary economies	85	25
Share of net profit of joint ventures and associates	(140)	(146)
Other loss/(income) from non-current investments and associates	(21)	31
Taxation	1,368	1,164
Operating profit	4,885	4,762
Depreciation and amortisation	619	604
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	5,504	5,366
Non-underlying items within operating profit	308	386
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	5,812	5,752
  (a) 2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group.
Comparative figures have been represented to reflect the demerger of the Ice Cream Business Group.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 12 to 18).

Non-GAAP measures (continued)
Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.
The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	First Half
(unaudited)	2026	2025(a)
Cash flow from operating activities	4,347	3,147
Income tax paid	(1,770)	(1,128)
Net capital expenditure	(599)	(480)
Net interest paid	(429)	(455)
Free cash flow	1,549	1,084
Net cash flow used in investing activities	(1,040)	(527)
Net cash flow used in financing activities	(1,186)	(3,045)
  (a) 2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group.

Other Information
This document represents Unilever’s half-yearly report for the purposes of the Disclosure Guidance and Transparency
Rules (DTR) issued by the UK Financial Conduct Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section
5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed consolidated financial statements can be found on pages 22 to 34; (ii) pages 2 to 18 comprise the interim management report; and (iii) the Directors’ responsibility statement can be found on page 20. No material related party transactions have taken place in the first six months of the year.

Principal Risk Factors
On pages 52 to 59 of our 2025 Annual Report and Accounts we set out our assessment of the principal risk issues that would face the business under the headings: brand preference; portfolio management; climate change; plastic packaging; customer; talent; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and tax; ethical; and legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2026.

Cautionary Statement
This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation
Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’,
‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’,
‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever’s emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the “Group”) (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments, future performance and other factors affecting the
Group, taking into account all information currently available to us. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements.
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control or precise estimate, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; information and cybersecurity risks, including Unilever's ability to maintain a secure and reliable IT infrastructure; risks associated with rapid advancements in generative AI; execution of acquisitions, divestitures and business transformation projects, including the risks associated with the proposed transaction to combine Unilever’s
Foods business with McCormick & Company, Inc., such as the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties or at all, or the difficulties and delays in the combined company achieving the synergies expected thereby, in the time frame expected by the parties or at all; economic and geopolitical risks and natural disasters; financial risks; legal and compliance risks, including failure to meet high and ethical standards, managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof, and risks related to emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.
The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events and any forward-looking events discussed herein might not occur. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-
looking statements.
The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or as a result of new information. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-
looking statements.
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London
Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on
Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

Directors' Responsibility Statement
The Directors declare that, to the best of their knowledge:
•these condensed consolidated financial statements, which have been prepared in accordance with IAS 34 ‘Interim
Financial Reporting’, as issued by the International Accounting Standard Board and endorsed and adopted by the UK gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and
•the interim management report gives a fair review of the information required pursuant to regulations 4.2.7 and 4.2.8 of the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority and section
5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).
Unilever’s Directors are listed in the Annual Report and Accounts for 2025.
Details of all current Directors are available on our website at www.unilever.com.
By order of the Board
Fernando FernandezSrinivas Phatak
Chief Executive Officer Chief Financial Officer
28 July 2026

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 77 4249 0136	press-office.london@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	jonathan.sibun@teneo.com
NL	+31 63 029 6394	willemijn.storimans@unilever.com
or	+31 61 500 8293	fleur-van.bruggen@unilever.com
After the webcast on 30 April 2026 at 8:00 AM (UK time), a replay of the webcast and the slides of the presentation will be available at www.unilever.com/investor-relations/results-and-presentations/latest-results.
This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at
https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

THIS PAGE INTENTIONALLY LEFT BLANK

Consolidated income statement

€ million	First Half
(unaudited)	2026	2025(a)	Change
Turnover	25,623	25,506	0.5%
Operating profit	4,885	4,762	2.6%
Net finance costs	(302)	(277)
Pensions and similar obligations	74	62
Finance income	180	161
Finance costs	(556)	(500)
Net monetary loss arising from hyperinflationary economies	(85)	(25)
Share of net profit of joint ventures and associates	140	146
Other income (loss) from non-current investments and associates	21	(31)
Profit before taxation	4,659	4,575	1.8%
Taxation	(1,368)	(1,164)
Net profit from continuing operations	3,291	3,411	(3.5)%
Profit after taxation from discontinued operations	(11)	400
Gain on disposal of discontinued operations	299	—
Net profit from discontinued operations	288	400
Total net profit	3,579	3,811

Attributable to:
Non-controlling interests	263	299
Shareholders’ equity	3,316	3,512	(5.6)%
Total profit attributable to shareholders’ equity arises from:
Continuing operations	3,024	3,125
Discontinued operations	292	387
Total profit attributable to non-controlling interests arises from:
Continuing operations	267	286
Discontinued operations	(4)	13

Earnings per share
Basic earnings per share (euros)	1.52	1.60	(5.0)%
Basic earnings per share (€) from continuing operations	1.39	1.43	(2.6)%
Basic earnings per share (€) from discontinued operations	0.13	0.18	(24.1)%
Diluted earnings per share (euros)	1.52	1.60	(4.9)%
Diluted earnings per share (€) from continuing operations	1.38	1.42	(2.5)%
Diluted earnings per share (€) from discontinued operations	0.13	0.18	(24.0)%
  (a) 2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group.

Consolidated statement of comprehensive income

€ million	First Half
(unaudited)	2026	2025(a)
Net profit	3,579	3,811
Other comprehensive income from continuing operations
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	211	(45)
Remeasurement of defined benefit pension plans	91	(59)
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	196	(47)
Currency retranslation gains/(losses)	627	(1,552)
Total comprehensive income from continuing operations	1,125	(1,703)
Other comprehensive income from discontinued operations	—	(587)
Total comprehensive income	4,704	1,521

Attributable to:
Non-controlling interests	258	25
Shareholders’ equity	4,446	1,496
  (a) 2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group.

Consolidated statement of changes in equity

(unaudited)
€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2026
1 January 2026	85	52,844	(73,364)	(8,264)	44,229	15,530	2,057	17,587
Profit or loss for the period	–	–	–	–	3,316	3,316	263	3,579
Other comprehensive income, net of tax:
Equity instruments (losses)/gains	–	–	–	211	–	211	–	211
Cash flow hedges (losses)gains	–	–	–	185	–	185	11	196
Remeasurements of defined benefit pension plans	–	–	–	–	91	91	–	91
Currency retranslation (losses)/ gains(a)	–	–	–	333	310	643	(16)	627
Total comprehensive income	–	–	–	729	3,717	4,446	258	4,704
Dividends on ordinary capital	–	–	–	–	(2,034)	(2,034)	–	(2,034)
Repurchase of shares(b)	–	–	–	(1,507)	–	(1,507)	–	(1,507)
Movements in treasury shares(c)	–	–	–	–	(133)	(133)	–	(133)
Share-based payment credit(d)	–	–	–	–	122	122	–	122
Dividends paid to non-controlling interests	–	–	–	–	–	–	(248)	(248)
Hedging loss/(gain) transferred to non- financial assets	–	–	–	(56)	–	(56)	(11)	(67)
Other movements in equity(f)	–	–	–	(205)	30	(175)	57	(118)
30 June 2026	85	52,844	(73,364)	(9,303)	45,931	16,193	2,113	18,307

First half - 2025
1 January 2025	88	52,844	(73,364)	(9,299)	49,721	19,990	2,565	22,555
Profit or loss for the period	–	–	–	–	3,512	3,512	299	3,811
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	(45)	–	(45)	–	(45)
Cash flow hedges gains/(losses)	–	–	–	(94)	–	(94)	(1)	(95)
Remeasurements of defined benefit pension plans	–	–	–	–	(33)	(33)	(4)	(37)
Currency retranslation gains/ (losses)(a)	–	–	–	(1,788)	(56)	(1,844)	(269)	(2,113)
Total comprehensive income	–	–	–	(1,927)	3,423	1,496	25	1,521
Dividends on ordinary capital	–	–	–	–	(2,233)	(2,233)	–	(2,233)
Repurchase of shares(b)	–	–	–	(1,510)	–	(1,510)	–	(1,510)
Movements in treasury shares(c)	–	–	–	1	(145)	(144)	–	(144)
Share-based payment credit(d)	–	–	–	–	162	162	–	162
Dividends paid to non-controlling interests	–	–	–	–	–	–	(279)	(279)
Hedging loss/(gain) transferred to non- financial assets	–	–	–	(70)	–	(70)	1	(69)
Other movements in equity(e)	–	–	–	331	(228)	103	(175)	(72)
30 June 2025	88	52,844	(73,364)	(12,474)	50,700	17,794	2,137	19,931
(a)2026 includes a hyperinflation adjustment of €299 million (2025: €(43) million) in relation to Argentina and Turkey.
(b)Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback program on 13 February 2025 and 12 February 2026.
(c)Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.
(d)The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(e)Includes the impact on the minority liability and non-controlling interest following the step-up acquisitions of Nutraceutical Wellness, Inc. (Nutrafol),
Welly Health PBC and Equilibra.
(f)Includes the recognition of liability for the future buyout of minority interests and the related non-controlling interest arising on the acquisition of Gruns
Nutrition.

Consolidated balance sheet

(unaudited)
€ million	As at 30 June 2026	As at 31 December 2025	As at 30 June 2025
Non-current assets
Goodwill	18,515	17,709	20,611
Intangible assets	17,560	17,055	17,430
Property, plant and equipment	9,356	8,992	10,940
Pension asset for funded schemes in surplus	4,661	4,462	4,083
Deferred tax assets	1,082	1,146	1,110
Financial assets	3,322	3,065	1,570
Other non-current assets	1,048	976	1,065
	55,544	53,405	56,809
Current assets
Inventories	4,522	4,043	5,502
Trade and other current receivables	10,201	7,346	7,691
Current tax assets	337	329	389
Cash and cash equivalents	4,726	3,941	4,344
Other financial assets	1,322	1,121	1,123
Assets held for sale	281	286	141
	21,389	17,066	19,190

Total assets	76,933	70,471	75,999

Current liabilities
Financial liabilities	8,142	2,582	7,155
Trade payables and other current liabilities	19,311	16,939	16,297
Current tax liabilities	912	1,439	903
Provisions	526	589	698
Liabilities held for sale	–	113	46
	28,891	21,662	25,099
Non-current liabilities
Financial liabilities	23,968	25,696	24,870
Non-current tax liabilities	359	303	399
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	82	100	93
Unfunded schemes	831	844	938
Provisions	536	539	537
Deferred tax liabilities	3,857	3,603	3,929
Other non-current liabilities	102	137	203
	29,735	31,222	30,969

Total liabilities	58,626	52,884	56,068

Equity
Shareholders’ equity	16,194	15,530	17,795
Non-controlling interests	2,113	2,057	2,136
Total equity	18,307	17,587	19,931

Total liabilities and equity	76,933	70,471	75,999

Consolidated cash flow statement

(unaudited)	First Half
€ million	2026	2025(a)
Net profit from continuing operations	3,291	3,411
Taxation	1,368	1,164
Share of net profit of joint ventures/associates and other (income)/loss from non-current investments and associates	(161)	(115)
Net monetary loss arising from hyperinflationary economies	85	25
Net finance costs	302	277
Operating profit from continuing operations	4,885	4,762
Depreciation, amortisation and impairment	632	646
Changes in working capital	(1,231)	(2,427)
Inventories	(414)	(632)
Trade and other receivables (b)	(2,547)	(1,366)
Trade payables and other liabilities (b)	1,730	(429)
Pensions and similar obligations less payments	58	43
Provisions less payments	(100)	(84)
Elimination of loss/(profits) on disposals	(65)	(48)
Non-cash charge for share-based compensation	122	142
Other adjustments	46	113
Cash flow from continuing operating activities	4,347	3,147
Income tax paid on continuing operations	(1,770)	(1,128)
Net cash flow from continuing operating activities	2,577	2,019
Cash flow from operations attributable to discontinued operations	(3)	382
Income tax paid from discontinued operation	—	(114)
Net cash flow from discontinued operating activities	(3)	268
Total cash flows from operating activities	2,574	2,287
Interest received	159	159
Purchase of intangible assets	(79)	(48)
Purchase of property, plant and equipment	(532)	(531)
Disposal of property, plant and equipment	12	99
Acquisition of businesses and investments in joint ventures and associates	(867)	(458)
Disposal of businesses, joint ventures and associates	206	73
Acquisition of other non-current investments	(31)	(64)
Disposal of other non-current investments	37	55
Dividends from joint ventures, associates and other non-current investments	112	118
Sale/(purchase) of financial assets	(57)	70
Net cash flow used in continuing investing activities	(1,040)	(527)
Net cash investing cash flows attributable to discontinued operations	372	(121)
Total net cash (outflow)/inflow from investing activities	(668)	(648)
Dividends paid on ordinary share capital	(2,033)	(2,234)
Interest paid	(588)	(614)
Net change in short-term borrowings	3,766	2,406
Additional financial liabilities	76	1,872
Repayment of financial liabilities	(563)	(2,205)
Capital element of lease rental payments	(198)	(150)
Repurchase of shares	(1,507)	(1,510)
Other financing activities (c)	(139)	(610)
Net cash flow used in continuing financing activities	(1,186)	(3,045)
Net cash flow from discontinued financing activities	3	104
Total net cash flow used in financing activities	(1,183)	(2,941)
Net increase/(decrease) in cash and cash equivalents	723	(1,302)
Cash and cash equivalents at the beginning of the period	3,870	5,950
Effect of foreign exchange rate changes	78	(380)
Cash and cash equivalents at the end of the period	4,671	4,268
(a)2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group.
(b)Net working capital includes the gross‑up impact in receivables and payables arising due to the transitional service arrangement between Unilever and
The Magnum Ice Cream Company.
(c)Comprises of minority dividend payment, and payments made relating to step up acquisitions.

Notes to the condensed consolidated financial statements
(unaudited)

1.Accounting information and policies
These condensed consolidated financial statements are prepared in accordance with IAS 34 'Interim Financial Reporting'
as issued by the International Accounting Standards Board (IASB) and as adopted for use in the UK.
As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the condensed consolidated financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31 December
2025. In preparing these condensed consolidated financial statements, judgements and estimates that affect the application of accounting policies used by management have remained consistent with those applied in the consolidated financial statements for the year ended 31 December 2025.
Management has produced forecasts which have been modelled for different plausible scenarios. These scenarios confirm the Group is able to generate profits and cash in the year ended 31 December 2026 and beyond. Unilever has
€4.7 billion cash and cash equivalents, of which €1.6 billion is held in central finance companies for maximum flexibility. In addition, the Group has committed credit facilities in place for general corporate purposes. The Group has undrawn revolving 364-day bilateral credit facilities with a 364-day term out of US$5.2 billion and €2.6 billion. Furthermore, the
Group has access to additional undrawn revolving 364-day bilateral credit facilities of €2.0 billion. As a result, the
Directors have a reasonable expectation that the Group has adequate resources to meet its obligations as they fall due for a period of at least 12 months from the date of signing these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.
The condensed consolidated financial statements are shown at current exchange rates with year-on-year changes shown to facilitate comparison. The consolidated income statement on page 22, the consolidated statement of comprehensive income on page 23, the consolidated statement of changes in equity on page 24 and the consolidated cash flow statement on page 26 are translated at exchange rates current in each period. The consolidated balance sheet on page
25 is translated at period-end rates of exchange.
The condensed consolidated financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December
2025 are not Unilever PLC’s statutory accounts for that financial year. The annual financial statements of the Group are prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting
Standards Board (IASB) and UK adopted international accounting standards and in accordance with the requirements of the UK Companies Act 2006.
Recent accounting developments adopted by the Group
All standards or amendments to the standards that have been issued by the IASB and were effective 1 January 2026 were not applicable or material to Unilever.

Notes to the condensed consolidated financial statements
(unaudited)

2.Segment information - Business Groups

Second Quarter	Beauty & Wellbeing	Personal Care	Home Care	Foods	Total
Turnover (€ million)
2025	3,219	3,296	2,865	3,187	12,567
2026	3,403	3,535	3,009	3,099	13,046
Change (%)	5.7	7.3	5.0	(2.7)	3.8

First Half	Beauty & Wellbeing	Personal Care	Home Care	Foods	Total
Turnover (€ million)
2025	6,489	6,545	5,904	6,568	25,506
2026	6,509	6,817	5,992	6,305	25,623
Change (%)	0.3	4.2	1.5	(4.0)	0.5

Operating profit (€ million)
2025	1,063	1,349	839	1,511	4,762
2026	1,197	1,404	927	1,357	4,885
Underlying operating profit (€ million)
2025	1,256	1,444	915	1,533	5,148
2026	1,269	1,513	944	1,467	5,193
Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments.

3.Segment information - Geographical area

Second Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2025	5,531	4,680	2,356	12,567
2026	5,694	5,067	2,285	13,046
Change (%)	2.9	8.3	(3.0)	3.8

First Half	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2025	11,400	9,424	4,682	25,506
2026	11,298	9,756	4,569	25,623
Change (%)	(0.9)	3.5	(2.4)	0.5

Notes to the condensed consolidated financial statements
(unaudited)

4.Taxation
The effective tax rate for the first half is 30.3% compared with 26.3% in 2025. 2026 includes adverse impacts arising as a result of the separation of the Ice Cream business in 2025.

5.Earnings per share
The earnings per share calculations are based on the average number of share units representing the ordinary shares of
PLC in issue during the period, less the average number of shares held as treasury shares. For 2025, the number of shares used in the calculation has been adjusted for the impact of the share consolidation that took place in December 2025, as if it took place at the start of each period presented.
In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.
Earnings per share for total operations for the six months were calculated as follows:

	First Half
	2026	2025(a)
EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	3,316	3,512
Average number of shares (millions of share units)	2,175.1	2,188.6
EPS – basic (€)	1.52	1.60

EPS – Basic from continuing operations
Net profit from continuing operations attributable to shareholders’ equity (€ million)	3,024	3,125
EPS – Basic from continuing operations (€)	1.39	1.43

EPS – Basic from discontinued operations
Net profit from discontinued operations attributable to shareholders’ equity (€ million)	292	387
EPS – Basic from discontinued operations (€)	0.13	0.18

EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	3,316	3,512
Adjusted average number of shares (millions of share units)	2,183.2	2,199.6
EPS – diluted (€)	1.52	1.60

EPS – Diluted from continuing operations
Net profit from continuing operations attributable to shareholders’ equity (€ million)	3,024	3,125
EPS – Diluted from continuing operations (€)	1.38	1.42

EPS – Diluted from discontinued operations
Net profit from discontinued operations attributable to shareholders’ equity (€ million)	292	387
EPS – Diluted from discontinued operations (€)	0.13	0.18
  (a) 2025 comparatives have been re-presented to reflect the demerger of the Ice Cream Business Group.
During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2025 (net of treasury shares)	2,179.5
Shares repurchased under the share buyback programme	(30.7)
Net movements in shares under incentive schemes	4.5
Number of shares at 30 June 2026 (net of treasury shares)	2,153.3

Notes to the condensed consolidated financial statements
(unaudited)

6.Demerger of the Ice Cream Business
On 6 December 2025, Unilever completed the separation of its Ice Cream business, now known as The Magnum Ice Cream
Company N.V. (‘TMICC’) an independent listed company incorporated and headquartered in the Netherlands. The separation was effected through a demerger of 80.15% of Unilever’s holding in TMICC to Unilever shareholders. Unilever retained a 19.85% stake in TMICC, which has been recognised as an equity investment.
In the financial statements for the year ended 31 December 2025, the business was classified as a discontinued operation, and the Group's financial information re-presented on a continuing operations basis.
The financial information below sets out the results of the discontinued operations for the first half 2026 and the comparative period. 2026 includes the financial performance of the delayed markets which was a net loss of €11 million.
The delayed markets (India and the Portugal joint venture) were sold to TMICC during the period, as was previously disclosed, and the related gain on disposal of €299 million was also recognised within discontinued operations.
The total results from discontinued operations are as follows:

€ million	First Half
Total results from discontinued operations (Ice Cream)	2026	2025
Turnover	44	4,621
Operating (loss)/profit	(14)	553
(Loss)/Profit before tax from discontinued operations	(15)	518
Taxation	4	(118)
(Loss)/Profit after taxation from discontinued operations	(11)	400
Gain on disposal of discontinued operations	299	—
Profit after taxation from discontinued operations	288	400
Attributable to:
Non-controlling interests	(4)	13
Shareholders’ equity	292	387
Earnings per share from discontinued operations (€)	0.13	0.18
Diluted earnings per share from discontinued operations (€)	0.13	0.18

Notes to the condensed consolidated financial statements
(unaudited)

7.Acquisitions and disposals
In the first half of 2026, the Group completed the business acquisitions and disposals as listed below:

Deal completion date	Acquired/disposed business
2 February 2026	Sold Graze, a healthy snacking brand in the UK to Katjes International GmbH & Co.
12 February 2026
HUL acquired the remaining 49% of Zywie Ventures Private Limited ('OZiva'), a leading plant-
based, and clean-label consumer wellness brand focused on the need spaces such as Lifestyle
Protein, Hair & Beauty Supplements and Women’s health.

2 March 2026	Unilever Indonesia disposed its tea business in Indonesia operating under the SariWangi brand to PT Savoria Kreasi Rasa.
16 March 2026
Unilever disposed its Home Care business (powder detergents and liquids) in Central America and the Caribbean, including the Unisola manufacturing facility in El Salvador, to Industria La
Popular (Guatemala).

23 March 2026
Sold 99.8% ownership interest in Unilever Côte d'Ivoire (CDI), a publicly listed company with a portfolio of local soap brands (predominantly laundry bars), to SDTM CI, Ambition International
Limited, and Aspiration Holding Limited.

1 April 2026	Sold the Group's shares in Kwality Wall’s (India) Limited (“KWIL”) to The Magnum Ice Cream Co.*
1 April 2026	Sold Unilever Ice Cream Comercial, Lda. (Portugal) to The Magnum Ice Cream Company.*
1 June 2026	Acquired 80% of Grüns Nutrition Inc. ("Grüns"), the fast-growing VMS company with a leading position in the US Greens Supplement category.
*Gain on disposal relating to KWIL and Portugal is recognised within discontinued operations.
In January 2026, Unilever entered into agreements to dispose of its laundry businesses in Colombia and Ecuador; the transactions are expected to close during 2026.
Grüns Acquisition
On 1 June 2026, Unilever acquired 80% of the shares of Grüns, a US based fast growing VMS company for consideration of
€767 million, with provisional net assets acquired of approximately €490 million. This complementary acquisition marks another step in expanding Unilever's portfolio towards premium and high-growth spaces in health and wellbeing. A liability has been recognised for the future buyout of the non-controlling interest.

8.Share buyback
On 12 February 2026, Unilever PLC announced a new programme to buy back shares with an aggregate market value of up to €1.5 billion, the commencement of which was announced on 30 April 2026. On 5 June 2026, Unilever announced the completion of its share buyback programme. A total of 30,703,780 ordinary Unilever PLC shares were purchased with an aggregate market value equivalent to €1.5 billion.

Notes to the condensed consolidated financial statements
(unaudited)

9.Financial instruments
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2026 and 2025. The Group’s cash resources and other financial assets are shown below.

	30 June 2026			31 December 2025			30 June 2025
€ million	Current	Non- current	Total	Current	Non- current	Total	Current	Non- current	Total
Cash and cash equivalents
Cash at bank and in hand	2,983	–	2,983	2,490	–	2,490	3,112	–	3,112
Short-term deposits(a)	1,180	–	1,180	1,066	–	1,066	883	–	883
Other cash equivalents(b)	563	–	563	385	–	385	349	–	349
	4,726	–	4,726	3,941	–	3,941	4,344	–	4,344
Other financial assets
Financial assets at amortised cost(c)	765	370	1,135	541	368	909	478	467	945
Financial assets at fair value through other comprehensive income(d)	–	2,447	2,447	–	2,216	2,216	–	537	537
Financial assets at fair value through profit or loss:
Derivatives	177	101	278	50	140	190	157	203	360
Other(e)	380	404	784	530	341	871	488	363	851
	1,322	3,322	4,644	1,121	3,065	4,186	1,123	1,570	2,693
Total financial assets(f)	6,048	3,322	9,370	5,062	3,065	8,127	5,467	1,570	7,037
(a)Short-term deposits typically have maturity of up to 3 months.
(b)Other cash equivalents include investments in overnight funds and marketable securities.
(c)Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process, fixed income securities and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €200 million (31 December 2025: €175 million; 30 June 2025: €174 million).
(d)Included within non-current financial assets at fair value through other comprehensive income are equity investments. This includes an amount of €1,852 million (31 December 2025: €1,655 million) related to the Group's retained investment in TMICC, recognised following the demerger of our ice cream business in December 2025.
(e)Other financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in financial institutions.
(f)Financial assets exclude trade and other current receivables.

|

Notes to the condensed consolidated financial statements
(unaudited)

9.Financial instruments (continued)
The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

	Fair value			Carrying amount
€ million	As at 30 June 2026	As at 31 December 2025	As at 30 June 2025	As at 30 June 2026	As at 31 December 2025	As at 30 June 2025
Financial assets
Cash and cash equivalents	4,726	3,941	4,344	4,726	3,941	4,344
Financial assets at amortised cost	1,135	909	945	1,135	909	945
Financial assets at fair value through other comprehensive income	2,447	2,216	537	2,447	2,216	537
Financial assets at fair value through profit and loss:
Derivatives	277	190	360	277	190	360
Other	785	871	851	785	871	851
	9,370	8,127	7,037	9,370	8,127	7,037
Financial liabilities
Bank loans and overdrafts	(214)	(233)	(529)	(214)	(233)	(529)
Bonds and other loans	(29,193)	(25,655)	(28,696)	(29,675)	(26,038)	(29,169)
Lease liabilities	(1,308)	(1,326)	(1,524)	(1,308)	(1,326)	(1,524)
Derivatives	(532)	(452)	(614)	(532)	(452)	(614)
Other financial liabilities	(381)	(229)	(189)	(381)	(229)	(189)
	(31,628)	(27,895)	(31,552)	(32,110)	(28,278)	(32,025)

	As at 30 June 2026			As at 31 December 2025			As at 30 June 2025
€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets at fair value
Financial assets at fair value through other comprehensive income	1,858	4	586	1,663	4	549	10	4	523
Financial assets at fair value through profit or loss:
Derivatives(a)	–	349	–	–	210	–	–	420	–
Other	381	–	404	530	–	341	488	–	363
Liabilities at fair value
Derivatives(b)	–	(597)	–	–	(503)	–	–	(672)	–
Contingent consideration	–	–	(20)	–	–	(46)	–	–	(46)
(a)Includes €72 million (31 December 2025: €20 million; 30 June 2025: €60 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)Includes €(65) million (31 December 2025: €(51) million; 30 June 2025: €(58) million) derivatives, reported within trade creditors, that hedge trading activities.
There were no significant changes in classification of fair value of financial assets and financial liabilities since
31 December 2025. There were also no significant movements between the fair value hierarchy classifications since 31
December 2025.
The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be same as the carrying amount for 2026 and 2025.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2025.

Notes to the condensed consolidated financial statements
(unaudited)

10.Dividends
The Board has declared a quarterly interim dividend for Q2 2026 of €0.4664 per Unilever PLC ordinary share.
The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3982
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4664
Per Unilever PLC American Depositary Receipt:	US$0.5305
The pound sterling and US dollar amounts above have been determined using the applicable exchange rates issued by
WM/Reuters on 24 July 2026.
US dollar cheques for the quarterly interim dividend will be mailed on 18 September 2026 to holders of record at the close of business on 7 August 2026.
The quarterly dividend calendar for the remainder of 2026 will be as follows:

	Announcement Date	Ex-dividend Date for Ordinary Shares	Ex-dividend Date for ADRs	Record Date	Last Date for DRIP Election	Payment Date
Q2 2026 Dividend	28 July 2026	06 August 2026	07 August 2026	07 August 2026	27 August 2026	18 September 2026
Q3 2026 Dividend	28 October 2026	12 November 2026	13 November 2026	13 November 2026	27 November 2026	18 December 2026

11.Events after the balance sheet date
There are no material post balance sheet events other than those mentioned elsewhere in this report.